Filed by Reinvent Technology Partners Y Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Aurora Innovation, Inc. Commission File No. 333-257912 Aurora Investment Memo September 2021Filed by Reinvent Technology Partners Y Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Aurora Innovation, Inc. Commission File No. 333-257912 Aurora Investment Memo September 2021

Disclaimer This presentation (this “Presentation”) was prepared by Reinvent Technology Partners Y (“RTPY”) and Aurora Innovation, Inc. (“Aurora”) in connection with their proposed accuracy or completeness of these data. business combination. By accepting this Presentation, you agree to use this Presentation for the sole purpose of evaluating the potential transaction. Any reproduction or distribution of this Presentation, in whole or in part, or the disclosure of its contents, without the prior consent of RTPY and Aurora is prohibited. This Presentation is for FINANCIAL INFORMATION AND NON-GAAP MEASURES informational discussion purposes only and does not constitute an offer to sell or exchange nor a solicitation of an offer to buy or exchange any securities, nor shall there be any This Presentation contains certain estimated preliminary financial results and key operating metrics. This information is preliminary and subject to change. As such, the actual sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. results may differ from the estimated preliminary results presented here. This Presentation includes non-GAAP financial measures. These non-GAAP measures are an addition This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any law or regulation. performance measures derived in accordance with GAAP. Other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Aurora’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies or transactions. Additionally, to the NO REPRESENTATIONS AND WARRANTIES extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP This Presentation is not intended to form the basis of any investment decision by you and does not constitute investment, tax or legal advice. No representation or warranty, measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. express or implied, is or will be given by RTPY or Aurora or any of its respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of USE OF PROJECTIONS its evaluation of the proposed transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or This Presentation also contains certain financial forecasts. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of misstatements, negligent or otherwise, relating thereto. You also acknowledge and agree that the information contained in this Presentation is preliminary in nature and is future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, subject to change, and any such changes may be material. RTPY and Aurora disclaim any duty to update the information contained in this Presentation. economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of RTPY’s and Aurora’s control. While all financial projections, estimates and targets are necessarily speculative, RTPY FORWARD LOOKING STATEMENTS and Aurora believe the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTPY and extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of RTPY, Aurora or the combined Aurora. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” company after the proposed transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause information will be achieved. actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPY’s securities, (ii) the risk that the proposed transaction may not be completed by RTPY’s IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPY, (iii) the failure to satisfy the conditions to This document relates to a proposed transaction between RTPY and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of among RTPY, Aurora and RTPY Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTPY, by the shareholders of RTPY, the satisfaction of the securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPY minimum cash condition following redemptions by RTPY’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete has filed a registration statement on Form S-4 (333-257912), which includes a preliminary prospectus and proxy statement of RTPY, referred to as a proxy statement/prospectus. the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the A final proxy statement/prospectus will be sent to all RTPY shareholders. RTPY also will file other documents regarding the proposed transaction with the SEC. Before making any Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, voting or investment decision, investors and security holders of RTPY are urged to read the registration statement, the proxy statement/prospectus and all other relevant (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against RTPY related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of RTPY’s securities on a national securities exchange, (x) the price of RTPY’s securities may be volatile due to a Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will variety of factors, including changes in the competitive and highly regulated industries in which RTPY plans to operate or Aurora operates, variations in operating performance be filed with the SEC by RTPY through the website maintained by the SEC at www.sec.gov. across competitors, changes in laws and regulations affecting RTPY’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a The documents filed by RTPY with the SEC also may be obtained free of charge at RTPY’s website at https://y.reinventtechnologypartners.com or upon written request to 215 changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors Park Avenue, Floor 11 New York, NY. and the other risks and uncertainties described in the “Risk Factors” section of RTPY’s registration statement on Form S-1 (File No. 333-257912), its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, respectively, the registration statement on Form S-4 discussed below and other documents filed by RTPY from PARTICIPANTS IN THE SOLICITATION time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those RTPY and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPY’s shareholders in connection contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- with the proposed transaction. A list of the names of the directors and executive officers of RTPY and Aurora and information regarding their interests in the proposed looking statements, and RTPY and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph. future events, or otherwise. Neither RTPY nor Aurora gives any assurance that either RTPY or Aurora or the combined company will achieve its expectations. TRADEMARKS All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and this Presentation’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of RTPY or Aurora. INDUSTRY AND MARKET DATA This Presentation contains statistical data, estimates and forecasts provided by Aurora and/or based on independent industry publications or other publicly available information, as well as other information based on Aurora’s internal sources. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been provided by Aurora and/or contained in these industry publications and other publicly available information. Accordingly, neither RTPY nor Aurora nor any of their affiliates and advisors makes any representations as to the 2Disclaimer This presentation (this “Presentation”) was prepared by Reinvent Technology Partners Y (“RTPY”) and Aurora Innovation, Inc. (“Aurora”) in connection with their proposed accuracy or completeness of these data. business combination. By accepting this Presentation, you agree to use this Presentation for the sole purpose of evaluating the potential transaction. Any reproduction or distribution of this Presentation, in whole or in part, or the disclosure of its contents, without the prior consent of RTPY and Aurora is prohibited. This Presentation is for FINANCIAL INFORMATION AND NON-GAAP MEASURES informational discussion purposes only and does not constitute an offer to sell or exchange nor a solicitation of an offer to buy or exchange any securities, nor shall there be any This Presentation contains certain estimated preliminary financial results and key operating metrics. This information is preliminary and subject to change. As such, the actual sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. results may differ from the estimated preliminary results presented here. This Presentation includes non-GAAP financial measures. These non-GAAP measures are an addition This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any law or regulation. performance measures derived in accordance with GAAP. Other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Aurora’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies or transactions. Additionally, to the NO REPRESENTATIONS AND WARRANTIES extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP This Presentation is not intended to form the basis of any investment decision by you and does not constitute investment, tax or legal advice. No representation or warranty, measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. express or implied, is or will be given by RTPY or Aurora or any of its respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of USE OF PROJECTIONS its evaluation of the proposed transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or This Presentation also contains certain financial forecasts. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of misstatements, negligent or otherwise, relating thereto. You also acknowledge and agree that the information contained in this Presentation is preliminary in nature and is future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, subject to change, and any such changes may be material. RTPY and Aurora disclaim any duty to update the information contained in this Presentation. economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of RTPY’s and Aurora’s control. While all financial projections, estimates and targets are necessarily speculative, RTPY FORWARD LOOKING STATEMENTS and Aurora believe the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTPY and extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of RTPY, Aurora or the combined Aurora. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” company after the proposed transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause information will be achieved. actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPY’s securities, (ii) the risk that the proposed transaction may not be completed by RTPY’s IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPY, (iii) the failure to satisfy the conditions to This document relates to a proposed transaction between RTPY and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of among RTPY, Aurora and RTPY Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTPY, by the shareholders of RTPY, the satisfaction of the securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPY minimum cash condition following redemptions by RTPY’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete has filed a registration statement on Form S-4 (333-257912), which includes a preliminary prospectus and proxy statement of RTPY, referred to as a proxy statement/prospectus. the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the A final proxy statement/prospectus will be sent to all RTPY shareholders. RTPY also will file other documents regarding the proposed transaction with the SEC. Before making any Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, voting or investment decision, investors and security holders of RTPY are urged to read the registration statement, the proxy statement/prospectus and all other relevant (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against RTPY related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of RTPY’s securities on a national securities exchange, (x) the price of RTPY’s securities may be volatile due to a Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will variety of factors, including changes in the competitive and highly regulated industries in which RTPY plans to operate or Aurora operates, variations in operating performance be filed with the SEC by RTPY through the website maintained by the SEC at www.sec.gov. across competitors, changes in laws and regulations affecting RTPY’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a The documents filed by RTPY with the SEC also may be obtained free of charge at RTPY’s website at https://y.reinventtechnologypartners.com or upon written request to 215 changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors Park Avenue, Floor 11 New York, NY. and the other risks and uncertainties described in the “Risk Factors” section of RTPY’s registration statement on Form S-1 (File No. 333-257912), its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, respectively, the registration statement on Form S-4 discussed below and other documents filed by RTPY from PARTICIPANTS IN THE SOLICITATION time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those RTPY and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPY’s shareholders in connection contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- with the proposed transaction. A list of the names of the directors and executive officers of RTPY and Aurora and information regarding their interests in the proposed looking statements, and RTPY and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph. future events, or otherwise. Neither RTPY nor Aurora gives any assurance that either RTPY or Aurora or the combined company will achieve its expectations. TRADEMARKS All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and this Presentation’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of RTPY or Aurora. INDUSTRY AND MARKET DATA This Presentation contains statistical data, estimates and forecasts provided by Aurora and/or based on independent industry publications or other publicly available information, as well as other information based on Aurora’s internal sources. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been provided by Aurora and/or contained in these industry publications and other publicly available information. Accordingly, neither RTPY nor Aurora nor any of their affiliates and advisors makes any representations as to the 2

Reinvent Team



Reid Hoffman

- Non-voting observer on RTPY board of directors
- Partner at Greylock
- Board Member at Microsoft
- Founder of LinkedIn and founding member of PayPal



Mark Pincus

- Director of RTPY
- Founder and Chairman of Zynga
- Founder of Tribe.net, Support.com, and FreeLoader



Michael Thompson

- CEO, CFO, and Director of RTPY
- Founder and Portfolio Manager of BHR Capital
- Advisor and board member to several companies



David Cohen

- Secretary of RTPY
- Previously Associate General Counsel at Zynga and Senior Counsel at Proskauer



Daniel Urdaneta

- Investment Partner at Reinvent Capital
- Previously Investor at ValueAct and Warburg Pincus



Matt DeGraw

- Principal at Reinvent Capital
- Previously Investor at Francisco Partners

Reinvent

3

Reinventing Mobility: Aurora + Reinvent goal: to partner with amazing founders with game Aurora offers opportunity for Venture Capital @Scale changing technologies who are inventing or reinventing industries Reinvent vision for Aurora: world class team and leading technology in pole position to be first to safe, scalable Experience as entrepreneurs, operators, investors, and commercialization of self-driving technology based on their public company board members helping drive execution and team, technology, and partnerships strategy Proposed transaction provides funding to help get through Structurally committed to long-term partnership with Aurora first stages of commercialization and alignment with investors with sponsor economics subject to price and time-based vesting up to 4 years 4Reinventing Mobility: Aurora + Reinvent goal: to partner with amazing founders with game Aurora offers opportunity for Venture Capital @Scale changing technologies who are inventing or reinventing industries Reinvent vision for Aurora: world class team and leading technology in pole position to be first to safe, scalable Experience as entrepreneurs, operators, investors, and commercialization of self-driving technology based on their public company board members helping drive execution and team, technology, and partnerships strategy Proposed transaction provides funding to help get through Structurally committed to long-term partnership with Aurora first stages of commercialization and alignment with investors with sponsor economics subject to price and time-based vesting up to 4 years 4

Table of Contents The Time is Now 6 Executive Investment Summary 20 1. Team 22 Visionary team built to solve self-driving 2. Technology 27 Next generation technology built for scale 3. Partnerships 35 Partnerships with industry leaders 4. Go-to-Market & Business Model 40 Differentiated approach to market entry and sequencing 5. Market 45 Massive market with significant growth potential and favorable tailwinds 6. Positioning 53 Prime positioning in self-driving race 7. Financial Profile 56 Strong unit economics and attractive financial profile 8. Transaction Structure 59 Attractive fundamental & relative valuation and long-term oriented transaction structure 5Table of Contents The Time is Now 6 Executive Investment Summary 20 1. Team 22 Visionary team built to solve self-driving 2. Technology 27 Next generation technology built for scale 3. Partnerships 35 Partnerships with industry leaders 4. Go-to-Market & Business Model 40 Differentiated approach to market entry and sequencing 5. Market 45 Massive market with significant growth potential and favorable tailwinds 6. Positioning 53 Prime positioning in self-driving race 7. Financial Profile 56 Strong unit economics and attractive financial profile 8. Transaction Structure 59 Attractive fundamental & relative valuation and long-term oriented transaction structure 5

The Time is Now 6

The Time is Now Compounding Enabling Technology Massive Potential + = Problems Advancements Impact 7The Time is Now Compounding Enabling Technology Massive Potential + = Problems Advancements Impact 7

Compounding Problems Road Safety Traffic Driver Shortage (2) • Every hour 154 people lose their • Urbanization, rising infrastructure • There is currently a 60K truck (1) driver shortage in the U.S. that is lives on the world’s roads costs, and population growth are (2) expected to grow to 160K by 2028 putting immense pressure on our road systems and creating unsustainable traffic (1) 1.35m people die per year in road fatalities (WHO 2018); https://www.who.int/violence_injury_prevention/road_safety_status/2018/en (2) Bureau of Labor Statistics. 2020. Employed persons by detailed industry and age; Analysis of Truck Driver Age Demographics Across Two Decades (2014) White paper 8Compounding Problems Road Safety Traffic Driver Shortage (2) • Every hour 154 people lose their • Urbanization, rising infrastructure • There is currently a 60K truck (1) driver shortage in the U.S. that is lives on the world’s roads costs, and population growth are (2) expected to grow to 160K by 2028 putting immense pressure on our road systems and creating unsustainable traffic (1) 1.35m people die per year in road fatalities (WHO 2018); https://www.who.int/violence_injury_prevention/road_safety_status/2018/en (2) Bureau of Labor Statistics. 2020. Employed persons by detailed industry and age; Analysis of Truck Driver Age Demographics Across Two Decades (2014) White paper 8

Compounding Problems

Despite Advancements, US Road Safety is Not Improving

- **Every hour 154 people lose their lives on the world's roads[1]**
- While vehicle related fatalities decreased in the early 2010s, they have rebounded significantly since 2015[2]
- Fatalities per 100 million vehicle miles traveled increased to 1.37 in 2020[2], exceeding the rate of fatal accidents for any year since 2008
- For every person killed in a motor-vehicle accident, 8 are hospitalized, and 100 are treated and released from emergency rooms[3]
- **The NHTSA determined that, in 2010, the U.S. economy suffered $277 billion in direct economic loss due to motor vehicle crashes – which is equal to 1.9% of the U.S. Gross Domestic Product in 2010[4]**
  - It further calculated that the U.S. suffered $594 billion in societal harm in 2010 due to either the loss of life or diminished quality of life of victims resulting from these millions of collisions[4]
  - In 2010, there were 33,000 fatalities and 3.9 million injuries due to such crashes. Put another way, 1.3% of the entire U.S. population is killed or injured in a motor vehicle collision per year[4]

Total U.S. Vehicle Related Fatalities (000) [2]


37.4
33.9
33.0
32.5
33.8
32.9
32.7
35.5
37.8
37.5
36.8
36.1
38.7
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Fatality Rate per 100mm Vehicle Miles Traveled [2]


1.26
1.15
1.11
1.10
1.14
1.10
1.08
1.15
1.19
1.17
1.14
1.11
1.37
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

(1) 1.35m people die per year in road fatalities (WHO 2018); https://www.who.int/violence_injury_prevention/road_safety_status/2018/en
(2) NHTSA, "Early Estimate of Motor Vehicle Traffic Fatalities in 2020."; https://www.nhtsa.gov/press-releases/2020-fatality-data-show-increased-traffic-fatalities-during-pandemic
(3) McKinsey, "Ten ways autonomous driving could redefine automotive world"; https://mck.co/3ue0syk
(4) MKR, "Motor Vehicle Crashes Cost the U.S. Nearly $1 Trillion/Year"; https://www.mkrfirm.com/blog/motorcycle-accidents/motor-vehicle-crashes-cost-u-s-nearly-1-trillionyear/

Reinvent

9

Compounding Problems

Time Lost in Traffic

- Texas A&M estimates that time lost in traffic cost Americans ~$190 billion in 2019 and is forecasting that number to rise to ~$237 billion by 2025
- Traffic is not only inconvenient, but also drastically increases the carbon emissions released during a trip

2019 CONGESTION RANK	URBAN AREA	HOURS LOST IN CONGESTION PER AUTO COMMUTER	EXCESS FUEL PER AUTO COMMUTER (GALLONS)	COST PER DRIVER
1	Los Angeles-Long Beach-Anaheim CA	119	35	$2,866
2	Washington DC-VA-MD	105	41	$2,191
3	San Francisco-Oakland CA	103	40	$2,886
4	New York-Newark NY-NJ-CT	96	39	$2,159
5	Boston MA-NH-RI	86	34	$1,805
6	San Jose CA	80	32	$1,731
7	Atlanta GA	78	31	$1,775
8	Seattle WA	77	32	$1,612
9	Houston TX	76	33	$1,635
10	Chicago IL-IN	74	30	$1,587

Reinvent

Source: Texas A&M 2021 and 2019 Urban Mobility Reports; https://static.tti.tamu.edu/tti.tamu.edu/documents/mobility-report-2021.pdf

10

Compounding Problems America’s Truck Driver Shortage is Large and Growing In 2018, the trucking industry was short roughly 60,800 drivers, which was up nearly 20% from (1) 2017’s figure of 50,700. If current trends hold, the shortage could swell to over 160,000 by 2028 • There are many reasons for the current driver shortage, but one of the largest factors is the relatively old average age of the existing workforce. According to Thousands of Drivers surveys by American Trucking Associations, the average driver age in the for-hire over-the-road truckload industry is 46. Other trucking sectors have an even older 180 (1) average age, like less-than-truckload and private carriers 160 140 • Additionally, the industry has historically struggled to attract all segments of the 120 (1) population as just 6.6% of truck drivers in 2018 were women 100 80 • The driver shortage is really a problem for the entire supply chain as 71.4% of all 60 freight tonnage is moved on the nation’s highways. According to the American 40 Transportation Research Institute, 43% of trucking’s operational costs is driver compensation, which is the largest operational cost for a motor carrier. 20 (1) Additionally, as volumes increase, the existing driver pool is only more strained 0 • Over the next decade, the trucking industry will need to hire roughly 1.1 million Truck Driver Shortage new drivers, or an average of nearly 110,000 per year. Replacing retiring truck drivers will be by far the largest factor, accounting for over half of new driver hires (54%). The second largest factor will be industry growth, accounting for (1) 25% of new driver hires (1) American Trucking Associations; Truck Driver Shortage Analysis 2019; https://www.trucking.org/sites/default/files/2020- 11 01/ATAs%20Driver%20Shortage%20Report%202019%20with%20cover.pdf Compounding Problems America’s Truck Driver Shortage is Large and Growing In 2018, the trucking industry was short roughly 60,800 drivers, which was up nearly 20% from (1) 2017’s figure of 50,700. If current trends hold, the shortage could swell to over 160,000 by 2028 • There are many reasons for the current driver shortage, but one of the largest factors is the relatively old average age of the existing workforce. According to Thousands of Drivers surveys by American Trucking Associations, the average driver age in the for-hire over-the-road truckload industry is 46. Other trucking sectors have an even older 180 (1) average age, like less-than-truckload and private carriers 160 140 • Additionally, the industry has historically struggled to attract all segments of the 120 (1) population as just 6.6% of truck drivers in 2018 were women 100 80 • The driver shortage is really a problem for the entire supply chain as 71.4% of all 60 freight tonnage is moved on the nation’s highways. According to the American 40 Transportation Research Institute, 43% of trucking’s operational costs is driver compensation, which is the largest operational cost for a motor carrier. 20 (1) Additionally, as volumes increase, the existing driver pool is only more strained 0 • Over the next decade, the trucking industry will need to hire roughly 1.1 million Truck Driver Shortage new drivers, or an average of nearly 110,000 per year. Replacing retiring truck drivers will be by far the largest factor, accounting for over half of new driver hires (54%). The second largest factor will be industry growth, accounting for (1) 25% of new driver hires (1) American Trucking Associations; Truck Driver Shortage Analysis 2019; https://www.trucking.org/sites/default/files/2020- 11 01/ATAs%20Driver%20Shortage%20Report%202019%20with%20cover.pdf

Enabling Technology Advancements AI / Deep Sensing Learning / Technology – Compute Computer Lidar, Cameras, Power Vision Radar • Almost every part of self-driving wouldn’t • Deep learning breakthroughs in the early • Improvements in lidar, camera, and radar be a possibility today without the 2010s enabled self-driving technology for fidelity and decreases in cost are key to staggering improvements in compute the first time facilitating safe and scalable self-driving power over the last 50 years 12Enabling Technology Advancements AI / Deep Sensing Learning / Technology – Compute Computer Lidar, Cameras, Power Vision Radar • Almost every part of self-driving wouldn’t • Deep learning breakthroughs in the early • Improvements in lidar, camera, and radar be a possibility today without the 2010s enabled self-driving technology for fidelity and decreases in cost are key to staggering improvements in compute the first time facilitating safe and scalable self-driving power over the last 50 years 12

Enabling Technology Advancements Continuous Improvements in Compute Power Moore’s Law: The Number of Transistors on (1) Microchips Doubles Every Two Years Transistor Count Moore’s law describes the empirical regularity that the 50,000,000,000 number of transistors on integrated circuits doubles 10,000,000,000 approximately every 2 years. This advancement is 5,000,000,000 important for other aspects of technological progress in 1,000,000,000 computing – such as processing speed or the price of 500,000,000 computers 100,000,000 50,000,000 • Improvements in the last 50 years of compute power and other 10,000,000 5,000,000 geospatial technologies (GPS) have allowed for vehicles to 1,000,000 integrate and design around onboard technologies 500,000 100,000 • Further, advancements in cloud computing and the advent of 50,000 hyperscalers, such as AWS, provide the infrastructure for 10,000 Aurora to keep all instances of the Aurora Driver updated with 5000 the latest technology and data 1000 Year in which Microchip was First Introduced (1) OurWorldinData.org – Research and data to make progress against the world’s largest problems; https://ourworldindata.org/grapher/transistors-per-microprocessor 13

Enabling Technology Advancements

Impact of Innovation in AI and Deep Learning

Aurora has been the beneficiary of advances in machine learning and deep learning techniques for artificial intelligence over the last decade

- Continuous improvements in AI techniques and availability in cloud computing environments has allowed Aurora to increase its speed of simulation and iteration in developing the Aurora Driver
- AI has the potential to add an incremental $15.7tn in global GDP by 2030[1]
- The Automotive industry is expected to be one of the largest beneficiaries of innovations in AI[1]

Global GDP Impact from AI[1]



Today
($ trillion)
16
14
12
10
8
6
4
2
0
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Labour Productivity
Personalisation
Time saved
Quality

AI Impact Index by Industry[1]



Automotive
3.7
Healthcare
3.7
Financial Services
3.3
Transportation and Logistics
3.2
Technology, Communications and...
3.1
Retail
3.0
Energy
2.2
Manufacturing
2.2

Scale from 1-5, 5 being Highest Potential Impact

(1) PwC AI, "Sizing the Prize" report; https://www.pwc.com/gx/en/issues/analytics/assets/pwc-ai-analysis-sizing-the-prize-report.pdf

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Pixel Pitch (microns) Enabling Technology Advancements Recent Advancements in (2) Progression of Pixel Resolution 550 Nokia Pureview (41 MP, 1.1 µ pp) 0.91 P&S Sensing Technology Cellphone 500 1.00 DSLR 41 MP 450 1.11 Optical Resolution Sony Cyber-shot DSC-RX100 (20.9 MP, 1.31 µ pp) 400 1.25 20.9 MP 350 1.43 • Improvements in resolution and range and reduction in cost of 300 1.67 key self-driving sensors have brought lidar, radar, and camera Canon Powershot 600 (0.5 MP, 5.77 µ pp) 250 2.00 technology to a level where they can facilitate self-driving 200 2.50 Rayleigh resolution 3 stops below max. aperture Kodak DCS460 (6.2 MP, 9.05 µ pp) vehicles 150 3.33 36 MP Sharp J-SH04 (0.11 MP, 6.27 µ pp) 100 5.00 50 10.0 • Camera, radar, and lidar hardware in self-driving is expected to Nikon D1 (2.7 MP, 11.7 µ pp) Nikon D800E, Nikon D3200 (36 MP, 3.8 µ pp) 0 grow at a ~40%+ CAGR to ~$60+bn in 2025 from ~$15bn 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 (1) today Year • The lidar market is expected to increase from a roughly $1bn (3) market currently to a substantial multi-billion-dollar market Lidar market expected to grow at 43% CAGR (1) over time NOW 2025 ~$2k $400 Goldman Sachs expects typical prices for lidar to decline significantly by 2025, driven by cost reductions with the (1) technology and competition (1) Wards. Goldman Sachs Global Investment Research, “Expect robust growth in ADAS; Competition may weigh on lidar fundamentals - initiate INVZ, VLDR at Neutral.” (2) Omnivision, DPreview, Canon, Nikon, Nokia, Public Company Data 15 (3) Yole Development. “Lidars for Automotive and Industrial Applications”, May 2018; https://www.smart2zero.com/news/lidar-market-set-43-cagr Resolution (lp/mm)Pixel Pitch (microns) Enabling Technology Advancements Recent Advancements in (2) Progression of Pixel Resolution 550 Nokia Pureview (41 MP, 1.1 µ pp) 0.91 P&S Sensing Technology Cellphone 500 1.00 DSLR 41 MP 450 1.11 Optical Resolution Sony Cyber-shot DSC-RX100 (20.9 MP, 1.31 µ pp) 400 1.25 20.9 MP 350 1.43 • Improvements in resolution and range and reduction in cost of 300 1.67 key self-driving sensors have brought lidar, radar, and camera Canon Powershot 600 (0.5 MP, 5.77 µ pp) 250 2.00 technology to a level where they can facilitate self-driving 200 2.50 Rayleigh resolution 3 stops below max. aperture Kodak DCS460 (6.2 MP, 9.05 µ pp) vehicles 150 3.33 36 MP Sharp J-SH04 (0.11 MP, 6.27 µ pp) 100 5.00 50 10.0 • Camera, radar, and lidar hardware in self-driving is expected to Nikon D1 (2.7 MP, 11.7 µ pp) Nikon D800E, Nikon D3200 (36 MP, 3.8 µ pp) 0 grow at a ~40%+ CAGR to ~$60+bn in 2025 from ~$15bn 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 (1) today Year • The lidar market is expected to increase from a roughly $1bn (3) market currently to a substantial multi-billion-dollar market Lidar market expected to grow at 43% CAGR (1) over time NOW 2025 ~$2k $400 Goldman Sachs expects typical prices for lidar to decline significantly by 2025, driven by cost reductions with the (1) technology and competition (1) Wards. Goldman Sachs Global Investment Research, “Expect robust growth in ADAS; Competition may weigh on lidar fundamentals - initiate INVZ, VLDR at Neutral.” (2) Omnivision, DPreview, Canon, Nikon, Nokia, Public Company Data 15 (3) Yole Development. “Lidars for Automotive and Industrial Applications”, May 2018; https://www.smart2zero.com/news/lidar-market-set-43-cagr Resolution (lp/mm)

Massive Potential Impact



Increase Safety

Every hour 154 people lose their lives[1] on the world's roads



Transform Logistics

In the U.S., **trucking accounts for 300B miles annually & 65% of total goods**[3] movement



Expand Access

25.5 million people[2] with a disability in the U.S. have a difficulty traveling outside of the home



Improve Lives

The average driver spends **54 minutes**[4] **each day commuting** – the equivalent of 10 days a year

(1) 1.35m people die per year in road fatalities (WHO 2018); https://www.who.int/violence_injury _prevention/road_safety_status/2018/en
(2) In the 2017 NHTS, an estimated 25.5 million people report having disabilities that make traveling outside the home difficult. (3-20. USDOT Transportation Statistics Annual Reporet 2018)
(3) Trucks moved 65% of Goods by weight in 2017; https//www.bts.gov/topics/freight-transportation/freight-shipments-mode
(4) 24 min one-way commute; US Census Bureau 2018

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16

Massive Potential Impact Radical changes to transportation modality don’t so much “cannibalize” the current/prevailing form of transport as A New Kind of TAM: much as totally reinvent and re-scale the size of the market itself, frequently by orders of magnitude Expanding the Pie New Travel Capabilities Offered by Self-Driving Vehicles Could Unlock Revenue Opportunities That are Not Possible Today Air vs. Ocean International Passengers Share Air vs. Ocean International Passengers Carried % 000s 100% 18,000 80% 15,000 60% 12,000 9,000 40% 6,000 20% 3,000 0 0% Air Ship Air Ship Car vs. Rail Passenger Miles Traveled Share Car vs. Rail Passenger Miles Traveled % M 1,200,000 100% 80% 800,000 60% 40% 400,000 20% 0% 0 1900 1905 1910 1915 1920 1925 1930 1935 1940 1945 1950 1955 1960 1965 1970 1900 1905 1910 1915 1920 1925 1930 1935 1940 1945 1950 1955 1960 1965 1970 Car Miles Traveled Rail Miles Traveled Car Miles Traveled Rail Miles Traveled Source: US Census Bureau 17 1933 1934 1935 1936 1937 1938 1939 1940 1941 1942 1943 1944 1945 1946 1947 1948 1949 1950 1951 1952 1953 1954 1955 1956 1957 1958 1959 1960 1961 1962 1963 1964 1965 1966 1967 1968 1969 1970 1933 1934 1935 1936 1937 1938 1939 1940 1941 1942 1943 1944 1945 1946 1947 1948 1949 1950 1951 1952 1953 1954 1955 1956 1957 1958 1959 1960 1961 1962 1963 1964 1965 1966 1967 1968 1969 1970Massive Potential Impact Radical changes to transportation modality don’t so much “cannibalize” the current/prevailing form of transport as A New Kind of TAM: much as totally reinvent and re-scale the size of the market itself, frequently by orders of magnitude Expanding the Pie New Travel Capabilities Offered by Self-Driving Vehicles Could Unlock Revenue Opportunities That are Not Possible Today Air vs. Ocean International Passengers Share Air vs. Ocean International Passengers Carried % 000s 100% 18,000 80% 15,000 60% 12,000 9,000 40% 6,000 20% 3,000 0 0% Air Ship Air Ship Car vs. Rail Passenger Miles Traveled Share Car vs. Rail Passenger Miles Traveled % M 1,200,000 100% 80% 800,000 60% 40% 400,000 20% 0% 0 1900 1905 1910 1915 1920 1925 1930 1935 1940 1945 1950 1955 1960 1965 1970 1900 1905 1910 1915 1920 1925 1930 1935 1940 1945 1950 1955 1960 1965 1970 Car Miles Traveled Rail Miles Traveled Car Miles Traveled Rail Miles Traveled Source: US Census Bureau 17 1933 1934 1935 1936 1937 1938 1939 1940 1941 1942 1943 1944 1945 1946 1947 1948 1949 1950 1951 1952 1953 1954 1955 1956 1957 1958 1959 1960 1961 1962 1963 1964 1965 1966 1967 1968 1969 1970 1933 1934 1935 1936 1937 1938 1939 1940 1941 1942 1943 1944 1945 1946 1947 1948 1949 1950 1951 1952 1953 1954 1955 1956 1957 1958 1959 1960 1961 1962 1963 1964 1965 1966 1967 1968 1969 1970

Massive Potential Impact

The Automation of Transportation has the Potential to Drive Large Value Creation

- Digitization of advertising drove market cap creation multiple times the size of the original market as the industry evolved
- Transportation is one of the largest sectors of the economy globally and has the potential to create enormous value for investors as it becomes automated

US market size

Market cap of leaders

Digitalization of Advertising

1995

$160B

Facebook and Google captured ~70% of US digital market for ads

~$900B

~$1.6T

Automation of Transportation

Immediate global addressable market

2021

$835B[(1)]

Only a handful of winners

Aurora

WAYMO

cruise

Source: CapitalIQ. FB and GOOG shown as current market capitalization on May 28, 2021

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(1) Source Aurora S-4. The $835B U.S. market is comprised of the $700B trucking market, $35B ride-hailing market, and $100B from local goods delivery market

18

Massive Potential Impact Pushing AV Technology Toward the Ubiquity of Elevators “Another related technology, in a lot of ways, is the elevator,” said Chris Urmson. “It’s another technology that had a fairly profound impact on cities.” Urmson’s not the only one to make this comparison. Elon Musk, the CEO of Tesla, has compared driverless cars to elevators, too. Elevators didn’t just change people’s perceptions, they changed how humans physically move through buildings and cities. Whereas it was once more desirable to live and work closer to the ground—as someone who once lived on the seventh floor of a walk-up in New York, I know this to be true elevators made higher floors more desirable. Elevators also enabled architects to build up, up, up. The vertical aesthetic of the modern city, skyscraper-dotted horizons that double as distinct urban signatures, exist because of elevators. They created a new, and often socially awkward, kind of public space—one that feels simultaneously intimate, fleeting, and unpredictable, even as passengers know exactly where they are going. And elevators themselves have changed over time, as The Boston Globe pointed out last year: “Trained operators armed with cranks and levers have been replaced with buttons; motion sensors have made holding the door less of a heroic act.” It’s no mistake that Urmson and Musk, both of whom are dedicated to bringing driverless cars to the masses, would offer a comparison that highlights acutely how technological change and cultural change intersect—and, more specifically, how quickly a technology can go from seeming extraordinary to mundane. “There’s another really interesting parallel in the way they were introduced,” Urmson told me. “The technology was this magic thing that would whisk you up floors. You couldn’t possibly imagine relinquishing your life to this thing. So, it was people’s job to sit in the elevator and press the button for you—because it was so complicated. People grew accustomed to it, and they realized they didn’t really need the person there to press the button.” Source: https://www.theatlantic.com/technology/archive/2015/12/magic-boxes-with-buttons/419841/ 19Massive Potential Impact Pushing AV Technology Toward the Ubiquity of Elevators “Another related technology, in a lot of ways, is the elevator,” said Chris Urmson. “It’s another technology that had a fairly profound impact on cities.” Urmson’s not the only one to make this comparison. Elon Musk, the CEO of Tesla, has compared driverless cars to elevators, too. Elevators didn’t just change people’s perceptions, they changed how humans physically move through buildings and cities. Whereas it was once more desirable to live and work closer to the ground—as someone who once lived on the seventh floor of a walk-up in New York, I know this to be true elevators made higher floors more desirable. Elevators also enabled architects to build up, up, up. The vertical aesthetic of the modern city, skyscraper-dotted horizons that double as distinct urban signatures, exist because of elevators. They created a new, and often socially awkward, kind of public space—one that feels simultaneously intimate, fleeting, and unpredictable, even as passengers know exactly where they are going. And elevators themselves have changed over time, as The Boston Globe pointed out last year: “Trained operators armed with cranks and levers have been replaced with buttons; motion sensors have made holding the door less of a heroic act.” It’s no mistake that Urmson and Musk, both of whom are dedicated to bringing driverless cars to the masses, would offer a comparison that highlights acutely how technological change and cultural change intersect—and, more specifically, how quickly a technology can go from seeming extraordinary to mundane. “There’s another really interesting parallel in the way they were introduced,” Urmson told me. “The technology was this magic thing that would whisk you up floors. You couldn’t possibly imagine relinquishing your life to this thing. So, it was people’s job to sit in the elevator and press the button for you—because it was so complicated. People grew accustomed to it, and they realized they didn’t really need the person there to press the button.” Source: https://www.theatlantic.com/technology/archive/2015/12/magic-boxes-with-buttons/419841/ 19

Executive Investment Summary 20

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Investment Thesis

1 Visionary team built to solve self-driving

- Founding team with deep technical and industry experience - Co Founder and CEO Chris Urmson led Google's self-driving car team for 7 years, Co Founder and Chief Product Officer Sterling Anderson launched Tesla's Model X, and Co Founder and Chief Scientist Drew Bagnell is a leading machine learning expert
- ~1,600 employees - 1,400+ in product and engineering with 175+ PhDs - talent from top to bottom

2 Next generation technology built for scale

- The Aurora Driver is being developed as an L4 autonomous driver system designed to power passenger sedans to Class 8 trucks. Aurora's technical investments in hardware + software + data stack were architected from the ground up
- Aurora is working to increase access to transportation, increase the speed and efficiency of moving goods, and make the movement of goods and people safer

3 Partnerships with industry leaders

- Aurora has strategic partnerships with: PACCAR and Volvo Group, who collectively represent ~50% of U.S. Class 8 truck sales; Toyota, the #1 passenger vehicle manufacturer by volume globally; and Uber, the largest ride hailing company globally
- Integration with the OEMS vital to enable close iteration of hardware and software development and speed to market with safe and scalable solution. We believe these partnerships advantage Aurora versus its peers

4 Differentiated approach to market entry and sequencing

- Technology purpose-built for rapid commercialization in trucking market, which will expand its ODD over the course of several years
- Differentiation in long-range and high-speed sensing optimize the Aurora Driver for trucking high-speed use case
- Aurora Driver built on a single common platform that enables expansion into ride hailing, plugging into existing Uber network exclusively through partnership

5 Massive market with significant growth potential and favorable tailwinds

- Beginning in the U.S., Aurora expects to address the entirety of the enormous ~$9.4 trillion global transportation market through solutions in trucking, passenger mobility, and local goods delivery
- Tailwinds from continuing improvement of enabling technologies and positive regulatory environment

6 Prime positioning in self-driving race

- Aurora's industry leading team, technology, partnerships, and strategy position Aurora to be one of the few competitors to successfully launch a commercially scalable self-driving product
- Aurora's advantages should compound as Aurora marches closer to commercialization with partners more deeply embedding themselves around the winner and network effects starting to take hold

7 Strong unit economics and attractive financial profile

- Driver-as-a-Service model creates attractive unit economics whereby the asset-light nature leads to significant operating leverage and best-in-class margins
- Small penetration assumptions drive large outcomes for Aurora given massive opportunity set

8 Attractive fundamental & relative valuation and long-term oriented transaction structure

- Proposed transaction implies a pre transaction equity value of $11B for Aurora
- Structurally committed to long term partnership with Aurora and alignment with investors with sponsor economics subject to price and time-based vesting up to 4 years in proposed transaction
- Transaction provides funding to help get through first stages of commercialization

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1. Team Visionary team built to solve self- driving 221. Team Visionary team built to solve self- driving 22

Aurora Has Proven Leadership and Expertise

The team that will deliver

- Chris helped found Google's self-driving car project and lead Waymo for 7 years
- Drew is one of the top machine learning experts in the world and helped build Uber ATG
- Sterling was intimately involved in launching Tesla's Model X
- Solving self-driving is an extremely complicated endeavor which further highlights the importance of having the smartest, most experienced team
  - The Aurora team has run into constraining local maxima at each of their prior companies and thereby understand the need for constant reinvention and have the best handle on what is going to be required to solve self-driving
  - Significantly more experience and expertise than competitors in trucking
  - **We believe the best team will ultimately be the one to solve self-driving**

Aurora Leadership Team



Chris Urmson
Chief Executive Officer, Co-founder
Drew Bagnell
Chief Scientist, Co-founder
Sterling Anderson
Chief Product Officer, Co-founder
Sandor Barna
Senior VP of Hardware Engineering
Khobi Brooklyn
VP of Communications
Nat Beuse
VP of Safety
Richard Tame
VP of Finance
Gerhard Eschelbeck
Chief Information Security Officer
Colette Bridgman
VP of Marketing
Will Mouat
General Counsel
Tara Green
VP of People Operations
Gerardo Interiano
VP of Government Relations
Bart Nabbe
VP of Corporate Development & Strategic Partnerships
David Maday
VP of Business Development

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Aurora Has the Required Scale to Deliver Self-Driving

- Significant talent throughout the organization across levels and divisions
- **Given the complexity of solving self driving, human capital scale and talent are a key differentiator**
  - Aurora believes it has the scale required to solve self-driving
  - Only two competitors have similar scale
  - Talent acquisition was one of the key benefits of the Uber ATG acquisition which occurred in December 2020
- ***"Building autonomous technology is a vastly different game and Aurora has put together a technical team second to none to solve it at scale****. The real magic will happen when we plug the Aurora Driver on our global network and people can hail a ride with a human driver or a virtual one."* – Dara Khosrowshahi, CEO of Uber


Seattle, WA
Bozeman, MT
Wixom, MI
Pittsburgh, PA
Louisville, CO
San Francisco, CA
Mountain View, CA
Dallas / Ft. Worth, TX
Office
Aurora Test Site Network

~1,600
Employees

1,400+
Product & Engineering

175+
PHDs

1,100+
Patents(1)

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(1) Includes patents and pending applications worldwide

24

Excellence Across the Organization

Aurora has impressive talent in every division and was thoughtful in how the organization is structured. Three examples of excellence in functions outside of the key product or technology groups are the corporate development, government relations, and cyber security teams.

Corporate Development

- Highly sophisticated corporate development team that is deeply embedded in the product organization and constantly surveying the market analyzing build vs. buy decisions
- Team has multiple PhDs and is led by Bart Nabbe who has a PhD in Robotics and previously worked as a research scientist at Intel, Toyota, and Apple
- Having a team with this level of technical expertise is hugely valuable as Aurora is constantly finding local maxima of engineering problems and relies on the corporate development team to source and evaluate buying opportunities that will cut down cycle times

Government Relations

- Team is focused on building and maintaining relationships with key governing bodies and helping jointly write the rules of self-driving
- Aurora has always focused on having a communicative and transparent relationship with local, state, and federal governments. This has engendered trust and positioned Aurora to be a thought leader and trusted partner as the government works to integrate self-driving into communities
- This team is also engaging with labor and special interest groups to build relationships and educate on self-driving

Cyber Security

- Given the data Aurora will ultimately have access to and its level of involvement in key infrastructure and supply chains, cyber security is a top priority for Aurora and of critical importance
- Gerhard Eschelbeck is Aurora's Chief Information Security Officer after holding similar roles at Google and Deutsche Bank, firms with similar security requirements
- The Aurora Driver and Aurora's systems have been architected from the ground up to be as secure as possible and with the latest and greatest cyber security infrastructure

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25

Safety is a Top Organizational Priority


Organizational Safety
Safety management and operational experts focused on enabling organizational risk-based decision making while measuring, supporting, and nurturing a continuously improving safety culture
Aurora Safety Culture
Safety Standards
Engineering, data science, and policy experts focused on developing and promoting data-driven safety standards and best practices, providing safety analysis, assessment, and acceptance processes that influence and support a global industry

- **Nat Beuse, VP of Safety, was a key addition through the Uber ATG acquisition and previously oversaw automated-vehicle developments for the Department of Transportation as an executive at the National Highway Traffic Safety Administration (NHTSA)**
- Team's vast knowledge in safety stems from years of experience across an array of industries such as: automotive, military, space, aviation, rail, technology, self-driving, nuclear, insurance, etc.
- Aurora also has a safety advisory board with leading industry experts and stakeholders providing independent affirmation of Aurora's policies and overseeing safety across the organization
- In 46 of the 50 U.S. states, self-driving is currently explicitly or implicitly permitted. Thus, self-certification will be the ultimate standard Aurora is held to before commercialization. Aurora will achieve self-certification through its safety case which is has already begun and is embedded throughout the organization
- **Aurora's simulation technology allows for less on-road testing miles, the ability to test dangerous situations virtually, and ultimately, a safer testing paradigm than competitors**

Safety Case

- **Aurora's safety case is the standard by which Aurora will assert that Aurora believes the Aurora Driver is safe to be on the roads. Building out the safety case is already a key organizational priority and spans the entire company**
- While safety cases and self-certification standards vary by company, Aurora is working with federal, state, and local governments to make Aurora's framework the industry standard
- Initial safety standard at commercial launch - safer than an unimpaired human driver

| Division
| Collaborators
| Programs

Safety Standards

Systems Engineering, Software Engineering, Hardware Engineering, Government Relations, Advisory Board

- Safety Case Strategy and Lifecycle
- Safety Critical Strategies
- Safety Goals
- Engineering Support & Analysis
- External Safety Board
- Safety Standards & Metrics Strategy

Organizational Safety

Leadership, Operations, Engineering, Communications

- Safety Policy (SMS)
- Safety Risk Management (SMS)
- Safety Assurance (SMS)
- Safety Promotion (SMS)
- Operational Safety Policy & Oversight
- Safety Culture Support

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26

2. Technology Next generation technology built for scale 272. Technology Next generation technology built for scale 27

Self-Driving 2.0 Aurora has been focused on building a commercially scalable product since the foundational decisions of the company and technology stack • Further, the leaders of Aurora were armed with the knowledge of the previous hurdles and technological roadblocks that Waymo, Tesla, and Uber ATG had previously run into • Solving self-driving is one of the hardest and most important challenges of our generation – this requires next generation approaches to each element of self-driving architecture, an efficient development process with tight integration and feedback loops, and a combination of simulation miles and on- road testing to test safely and efficiently • We believe competitors are somewhat naïve to the challenges they are going to run into, and the level of optimism seen in some of the competitors’ projections speak to this naivety Aurora’s clean sheet Technical differentiation We expect this edge will approach is designed to gives Aurora an edge that compound to enable scale enable safer self-driving, enables Aurora to move to across new operational quicker development, and commercial delivery design domains and a broader, more rapid quickly broader set of self-driving expansion of technology products 28

Aurora is Innovating Throughout the Self-Driving Stack

- The Aurora Driver is powered by a combination of hardware (sensors, compute), software (planning, simulation), and data services (mapping, teleassist). The Aurora Driver then operates by perceiving the world around it and plans how to safely move through the world based on feedback from self-driving software and maps
  - Perception: sensors (lidar, camera, radar)
  - Planning: maps, localization, software
  - Testing: simulation suite, on-road fleet
- **The common core of the Aurora Driver facilitates efficient development and adaptation to trucking, ride-hailing, and local goods delivery**
  - The Aurora Driver is designed as a platform to adapt and interoperate amongst a multitude of vehicle types and applications. To date, it has been successfully integrated into 8 different vehicle platforms designed to meet its requirements: from passenger vehicles to light commercial vehicles to Class 8 trucks
  - The capabilities and scale Aurora develops in trucking should accelerate its expansion into passenger mobility and local goods delivery
  - The Aurora Driver has been architected from the beginning to be use case agnostic and Aurora has been thoughtful in building the technology stack as a common core

Aurora Driver Technology Stack


GPS
IMU
Encoders
Lidar
Camera
Radar
Hardware
Localization
Perception
Planning
Simulation
Maps
Control
Drive-by-wire

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Aurora’s Development Process Creates Tight Feedback Loop and Faster Cycles Aurora is building out its hardware and software solution in lock-step allowing for tight feedback loops and learnings across both systems throughout the development process Step 4: Step 1: Digest data, revise • There are significant challenges to relying on externally developed key Fundamental assumptions, pieces of technology (e.g., lidar) Technology iterate • Lack of clarity in vision and requirements • Risk of being left out via exclusivity Hardware + Software Joint Optimization • Tier 1s have long cycle times • Aurora is internally developing the majority (non-commoditized) system from the ground-up which provides key benefits Step 2: Product requirements Step 3: • Rapid iteration and feedback determined jointly Deploy early with perception • Synchronized development with fleet prototypes on fleet • Vertically integrated to ensure supply 30Aurora’s Development Process Creates Tight Feedback Loop and Faster Cycles Aurora is building out its hardware and software solution in lock-step allowing for tight feedback loops and learnings across both systems throughout the development process Step 4: Step 1: Digest data, revise • There are significant challenges to relying on externally developed key Fundamental assumptions, pieces of technology (e.g., lidar) Technology iterate • Lack of clarity in vision and requirements • Risk of being left out via exclusivity Hardware + Software Joint Optimization • Tier 1s have long cycle times • Aurora is internally developing the majority (non-commoditized) system from the ground-up which provides key benefits Step 2: Product requirements Step 3: • Rapid iteration and feedback determined jointly Deploy early with perception • Synchronized development with fleet prototypes on fleet • Vertically integrated to ensure supply 30

Benefits of Multi-Modal Sensing

By fusing multiple modalities, Aurora believes it will be able to enhance safety and reduce time to market

- The Aurora Driver uses **FirstLight FMCW Lidar, 4-D imaging radar, and high-resolution cameras** to perceive the world it is moving through and interpret the real world quickly and accurately
- Each modality has strengths and weaknesses and leveraging the orthogonal strengths of the different sensors creates a complimentary, robust sensing suite
    - The ability to see at distance with both lidar and camera is crucial to unlocking safe autonomous operation at **high speed**. FirstLight FMCW Lidar enables quicker reaction and longer range for safer, more capable driving
    - While **driving at night or in inclement weather** would be challenging with cameras alone, Aurora's sensor suite and platform are built to handle edge cases like these
- The more data the better for machine learning algorithms; more sensors give the computer as much data as possible to filter out noise and make quick, accurate planning decisions
    - The perception system understands actors in the scene including their poses, type, and motions
    - Tesla's approach to rely only on cameras creates many challenges that Aurora has the technology today to solve

The Aurora Driver take asynchronous, out-of-order sensor returns across sensor modalities, and turns them into robust long-term reasoning about individual actors


14 MPH

One element of highway autonomous trucking that must be considered is the increased requirements on the system's perception capabilities, particularly as it relates to seeing at far range, given that the vehicle may weigh up to 80,000 pounds and operate at up to 65 miles per hour. Aurora's investment in long-range perception, including Aurora's proprietary FirstLight Lidar, enables Aurora to solve this, while benefiting from the other elements that make deploying trucks on highways an advantageous initial market entry point.

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Aurora's FirstLight Lidar is a Key Differentiator and Unlocks Highway Driving

FirstLight is Aurora's proprietary, in-house FMCW (frequency modulated continuous wave) lidar that emits pulsed light waves into the surrounding environment and times when the light waves return to the sensor to perceive surrounding objects


FIRSTLIGHT

Advantages of FirstLight Lidar

Distance

- FMCW technology naturally amplifies the sensor's distance compared to traditional lidar due to wave interference that occurs on the sensor.
- FirstLight Lidar can detect up to 400 meters down the road which is the longest-range we're aware of in the market today

Immune to sensor interference

- FirstLight Lidar uses a specific light wavelength that allows it to distinguish the signal from the noise eliminating virtually all interference from sunlight and other sensors

Instantaneous range and velocity

- Doppler effect provides high velocity precision at every point; traditional lidar relies on multiple sensor hits to determine velocity of a given object and a perception system that can identify that object which is slower and less accurate
- Instantaneous velocity provides FMCW even further reaction time advantages

Development Cycle

- Developing FirstLight in-house has been a key differentiator for Aurora as it can develop the specs to the exact requirements of their product and iterate rapidly and synchronize development with other parts of the technology stack

Weather and night driving

- Given cameras don't always perform well in low light conditions or with weather interference, lidar is a key element to unlocking driving at night or in inclement weather conditions

Enhanced distance and instant velocity are the key unlock to high-speed driving and thus, trucking as an application

- Given the technological, market, and financial advantages of starting with trucking, we believe starting with trucking is clearly advantaged so long as you can do so technically

FirstLight FMCW Lidar enables quicker reaction and longer range for safer, more capable driving



FirstLight Lidar is a game changer – being able to see nearly twice as far as a typical automotive AM lidar and measure the radial velocity of targets as well as distance, unlocks trucking as an application which is crucial given the more attractive unit economics and self-similarity of highways that allow Aurora to initially scale operationally rather than technically

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Aurora's Virtual Testing Suite Creates a Paradigm Shift in Testing Safety, Efficiency, and Speed

Aurora's Virtual Testing Suite improves:

- **Safety**: Dramatically reduces the number of on-road miles needed to develop the Aurora Driver; virtual testing allows Aurora to run scenarios to completion rather than stopping at the point of disengagement
- **Efficiency**: Aurora's motion planning simulation is **2,500x less expensive** than on-road testing
- **Speed**: At scale, Aurora's Virtual Testing Suite can **simulate in 1 hour, the equivalent of over 50,000 trucks** operating on the road. Aurora's Virtual Testing Suite can automatically alter details to create myriad permutations from a single scenario encountered on the road, and even simulate scenarios Aurora has not previously encountered on the road. Aurora can adjust factors like weather, traffic density, or pedestrian behavior. Aurora can quickly test against many thousands of likely variations to understand how the system would have responded



Lidar and Radar simulation

A combination of virtual and on-road testing is the most viable path to a safe, scalable commercial solution

- **Simulation technology allows Aurora to drive the equivalent of more than 10,000 trips from Dallas to Houston every day**
- A fatality occurs on U.S. roads roughly once in every 80M miles[2]. Thus, the total testing miles required to have a complete and useful data set is vast. With a combination of simulation and on-road testing Aurora is able to hit this every week
  - For context, Waymo has driven 20M miles on public roads since 2009[1]
- **Aurora can run interesting scenarios over and over and make slight tweaks to interesting situations they've seen on the road to constantly expose their system to edge cases**
- The importance of testing efficiency is further heightened when considering prior testing miles stale after making hardware and software adjustments



Ability to focus on edge cases

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(1) Engadget, "Waymo's autonomous vehicles have clocked 20 million miles on public roads"; https://www.engadget.com/waymo-autonomous-vehicles-update-san-francisco-193934150.html
(2) NHTSA, "Early Estimate of Motor Vehicle Traffic Fatalities in 2020."; https://www.nhtsa.gov/press-releases/2020-fatality-data-show-increased-traffic-fatalities-during-pandemic

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Aurora Atlas: Aurora Atlas Map Shard Commercially Scalable Mapping Commercially relevant self-driving demands HD maps • The 1.0 approach to mapping – large, feature-heavy, globally consistent map – quickly out of date, slow, and expensive to fix • The Aurora 2.0 approach – sharded, lightweight, locally consistent maps – highly accurate, scalable; automated creation with human QA; rapid real-time updates are scalable and safer • Building shards takes minutes and creates ability to swap out shards in live-deployed maps • Vehicles on the road will provide latest data to update map shards • The Aurora Atlas is just one example of the 2.0 approach and investment Aurora has taken to build a commercially scalable product based on experience. While a modular map may seem like an obvious choice, many competitors haven’t built the more complicated data structure required to enable mapping in this way Aurora Atlas architecture: • The Aurora Driver will automatically ingest and send in mapping updates as it • Provides accuracy where it is needed most: near the vehicle drives on the road. As the fleet of Aurora Drivers grow, Aurora Atlas will benefit as • Unlocks rapid (near-real-time) updates well • Enables efficient maintenance so that map data can always be up-to-date • Shards data so that map building can be massively parallelized 34

3. Partnerships Partnerships with industry leaders 353. Partnerships Partnerships with industry leaders 35

Aurora has Committed Partnerships and Deep Integrations With the Right OEMs

- Long-term commitment to build co-branded, integrated vehicles where Aurora provides the self-driving hardware (sensors, compute, etc.), software, and data services and the OEM provides the integrated vehicle
- Importance of building with a partner - allows both companies to focus on what they do best, Aurora doesn't have to also build out full scale vehicle expertise and manufacturing capabilities
- Given the technological capabilities and sensor integration, it is vital to build an integrated vehicle with partners rather than try to retrofit existing cars
- Partnerships enable Aurora's asset light model, partners provide services and support

	Trucking Partners		Passenger Car Partners
	PACCAR	Volvo	Toyota
Details	• Aurora developing first driverless capable trucks, starting with Peterbilt 579 and Kenworth T680 • Aurora collaborating with PACCAR on expansion commercialization plan, including service and maintenance, for deployment of trucks at scale • Investor in Aurora	• Official technology provider for development and commercialization of L4 Class 8 trucks in North America • On-road testing and validation of full-integrated VNL, driven by the Aurora Driver, to begin in 2022 • Investor in Aurora	• Global collaboration with Toyota and Denso • Aurora to jointly develop & test driverless capable vehicles equipped with the Aurora Driver • By end of 2021, Toyota Sienna prototype fully integrated with Aurora Driver to begin on-road testing • Investor in Aurora
Impact	• Long-term commitments to build and deploy self-driving trucks at scale, with all parties making significant investment in the success of the programs • Deep technical integration to accelerate the development and validation of compelling, driverless-capable trucks • Built to scale, allowing the autonomous solution to expand quickly through existing dealer and service networks • Trucks to operate autonomously between terminals and hubs for customers; services will range from transport logistics to operational support, servicing and maintenance, cloud support, and more		• Long-term commitment: Large investor and major development partnership • Structured for success: Relationship built on a strong framework supported at the highest levels
Signal	• Aurora's strategic truck OEM partners collectively represent ~50% of the Class 8 U.S. market; Aurora has filled 2 of the top 3 dance cards • PACCAR and Volvo have a reputation for being premium players in the market and are deeply trusted by their customers • PACCAR initially planned to build an agnostic self-driving truck that multiple partners could build their specs to, but after seeing the requirements documents from multiple self-driving players chose to partner directly with Aurora given what they viewed as a clear advantage and more advanced vision		• Top global OEM (Toyota) & Tier 1 Supplier (Denso)

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Aurora’s Partnership with Access to Uber data is a unique competitive advantage Uber Drives Key Competitive Benefits Detailed marketplace data combined with regulatory Refined market selection understanding enables Aurora • Power the world’s #1 ride hailing platform with Aurora Driver to select the best market entry • 10-year agreement to receive real world data to inform sequence. Aurora’s technical development and where Aurora launches and expands • Allows Aurora to feather-in to existing ride-hailing network rather than having to build one from scratch. This is especially Not all self-driving capabilities important as the business and technology scale and Aurora are created equal. Knowing can’t serve all rides in each location at the outset, but can still Clear roadmap where trips take place and what build attractive ride hailing business prioritization roadways are traversed allows Aurora to prioritize capability • Uber is a large minority investor and Uber’s CEO is on Aurora’s development. Board of Directors Uber data informs our in-market tactics e.g., fleet rebalancing, placement of pick-up and drop- Optimized fleet positioning off zones and parking. These incremental improvements generate more efficient unit economics. 37Aurora’s Partnership with Access to Uber data is a unique competitive advantage Uber Drives Key Competitive Benefits Detailed marketplace data combined with regulatory Refined market selection understanding enables Aurora • Power the world’s #1 ride hailing platform with Aurora Driver to select the best market entry • 10-year agreement to receive real world data to inform sequence. Aurora’s technical development and where Aurora launches and expands • Allows Aurora to feather-in to existing ride-hailing network rather than having to build one from scratch. This is especially Not all self-driving capabilities important as the business and technology scale and Aurora are created equal. Knowing can’t serve all rides in each location at the outset, but can still Clear roadmap where trips take place and what build attractive ride hailing business prioritization roadways are traversed allows Aurora to prioritize capability • Uber is a large minority investor and Uber’s CEO is on Aurora’s development. Board of Directors Uber data informs our in-market tactics e.g., fleet rebalancing, placement of pick-up and drop- Optimized fleet positioning off zones and parking. These incremental improvements generate more efficient unit economics. 37

Partnership Approach is a Strategic Advantage • Co-development with OEMs is a better path than attempting to be a universal plug-and-play • Given the complexity of the problems that self-driving vehicles need to solve, deep integration between hardware and software throughout the development process is vital • To build a performant system that can handle all the requisite edge cases, one-size-fits-all isn’t good enough • Co-development enables more efficient development cycles and faster time to market • Building a safety case together with OEMs requires collaboration and requires accommodations to integrate the automated driver to the vehicle • Positioning, integration, and cleaning of sensors; integration with driving systems; planning software tied to vehicle specs and expected wind loading, turn radius, etc. • Aurora’s thoughtful and deliberate foundational design and architecture allow for a common core that is capable of spanning vehicle types. From there, integrating the Aurora Driver to specific vehicles requires collaborative and nuanced design. Manufacturing decisions benefit immensely from a tight OEM partnership and co-development efforts 38Partnership Approach is a Strategic Advantage • Co-development with OEMs is a better path than attempting to be a universal plug-and-play • Given the complexity of the problems that self-driving vehicles need to solve, deep integration between hardware and software throughout the development process is vital • To build a performant system that can handle all the requisite edge cases, one-size-fits-all isn’t good enough • Co-development enables more efficient development cycles and faster time to market • Building a safety case together with OEMs requires collaboration and requires accommodations to integrate the automated driver to the vehicle • Positioning, integration, and cleaning of sensors; integration with driving systems; planning software tied to vehicle specs and expected wind loading, turn radius, etc. • Aurora’s thoughtful and deliberate foundational design and architecture allow for a common core that is capable of spanning vehicle types. From there, integrating the Aurora Driver to specific vehicles requires collaborative and nuanced design. Manufacturing decisions benefit immensely from a tight OEM partnership and co-development efforts 38

Signal of Leading Partners Choosing Aurora

- **Aurora's partnerships with PACCAR and Volvo Group collectively represent ~50% of the Class 8 U.S. market, the largest global ride hailing network with Uber, and the #1 passenger vehicle manufacturer by volume globally with Toyota**
- Partnerships with the leaders in each OEM category is a key competitive advantage for Aurora that we expect to compound as relationships deepen and tighter development cycles lead to compounding technological advancements
- **OEMs are best suited to understand the importance of deeply integrated solutions for critical safety features, the signal value of who they are partnering with is immense**
- OEM relationships with fleets are deep and powerful. OEMs stamp of approval on an autonomous partner will be vital
  - There are 4 major trucking OEMs in the U.S. and Aurora has partnership agreements with two that represent ~50% of Class 8 trucks in the U.S.
  - Individual fleet operators will not have the expertise to judge the technology themselves, and are going to have to rely on their trust in the OEMs

Aurora Ecosystem


PACCAR
TOYOTA
Uber
OEMs
Ride Networks
PACCAR and Volvo produce ~50% of Class 8 U.S. Trucks
Toyota is the #1 passenger vehicle manufacturer by volume globally
Aurora
Partnered with logistics companies and the largest global ride-hailing company
Fleet Service Partners
Aurora Ecosystem
Logistics Services

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4. Go-to-Market & Business Model Differentiated approach to market entry and sequencing 404. Go-to-Market & Business Model Differentiated approach to market entry and sequencing 40

Trucking is the Most Attractive First Market

FirstLight Lidar's advanced range capabilities are the key unlock for safe high-speed driving and thereby a trucking product. Given the technological, market, and financial advantages of starting with trucking, we believe starting with trucking is clearly advantaged if you have the technical capabilities to do so.

Technological Advantages

- The **self-similarity** of the U.S. highway system allows for earlier time to market and fewer operational domains with less edge cases
- Starting with one primary operational domain will allow Aurora to **scale operationally** rather than technically – Aurora can add additional operational domains as the technology is ready. It is much easier to add single features (e.g., left hand turns off the highway) rather than conquering all urban driving at once

Market Advantages

- Trucking is the **largest of the 3 transportation markets today at $700B in the U.S.**[1]
- The **60K[2] driver shortage** in the U.S. creates a strong need and immediate demand for the product
- The service requirements are lower for goods movement than people movement. Whereas a person may give an Uber driver a 3-star review if he arrives 2 minutes late to his destination, this is less likely with goods movement. Additionally, focusing on trucks means less worry about the eccentricities of the occupant of the vehicle

Financial Advantages

- Better **unit economics** in trucking because truck drivers are paid more than Uber drivers
- The driver shortage and scale of the trucking market will provide a **pricing umbrella** for the Aurora Driver for many years as the Aurora Driver will only represent a small portion of the total trucking market and will be a comparable, premium product to a human driver allowing for aligned pricing
- The Aurora Driver won't be bound by service hour requirements allowing for a higher truck utilization and more efficient batching
  - This is significant when you consider that $1.3B is lost annually in trucker wages from waiting[3] and 10-30% of miles are driven empty each year ($10B+ per year)[4]

(1) FHWA, Table VM-1, 2019
(2) Bureau of Labor Statistics. 2020. Employed persons by detailed industry and age; Analysis of Truck Driver Age Demographics Across Two Decades (2014) White paper
(3) FMSCA, "Estimates Show Commercial Driver Detention Increases Crash Risks and Costs, but Current Data Limit Further Analysis", 2018. Data based on 2013 sources
(4) BMO Capital Research, "Digital Divide: Upending Freight Brokerage" published November 2020

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Driver-as-a-Service (DaaS) Creates an Efficient GTM Sequence and Highly Attractive Financial Model

The Aurora Driver is set up to be delivered as a service and monetized on a usage basis

- Allows for **focused development**, rapid scaling through partnerships, and a highly attractive business model that produces high margin revenue
- Asset light DaaS model creates a highly **attractive business model** with strong unit economics and a scalable, high margin long term financial profile
- Works **across vehicle types** and allows for the Aurora Driver to span across trucking, ride hailing, and goods delivery
- The Aurora DaaS model will be usage-based and similarly attractive to Twilio's usage-based software model – Aurora projects ~80% gross profit margins and ~60% EBITDA margins over the long-term

Aurora	twilio
Driver-as-a-Service	Communications-as-a-Service
Fee per mile	Fee per call / text

Scalable, high margin business models where company and customer succeed together

Driver as a Service Business Model is Highly Capital Efficient

Description	Aurora provides its technology to an external fleet owner and / or operator
Revenue	Fee per mile
Costs Borne by Aurora[1]	Variable: Insurance[2], Aurora Driver hardware/Maintenance cost[3], Teleassist, Cloud, Telecommunications, and any variable fees paid to partners Fixed: Development & Extension of Aurora Driver
Fleet Ownership	Third Party
Fleet Operation	Third Party

Aurora Led

- Aurora Driver – hardware, software, data services
- Tele-assist
- Aurora Driver hardware manufacturing

Third Party Led

- Vehicle design and manufacturing
- Fleet ownership, operation, servicing, and maintenance
- Sale, Financing and Leasing

Note: For the First 1-2 Years of commercialize and further define sharing of costs with partners
(1) Cost Allocations subject to change as Aurora commercializes and further define sharing of costs with Aurora's partners
(2) Insurance Cost may be borne by Aurora's partners
(3) Aurora Driver hardware cost expected to be leased, with cost passed through to customer

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Aurora's Roll-out Plan is Strategic and Rapid

- **Aurora expects to release its first commercial product in late 2023**
- Aurora plans to initially start with a hub-to-hub highway service on high-volume lanes in regulatorily-favorable and consistent weather regions and expand from there, growing more capillary and feature rich over time
- Trucking-first approach is beneficial both commercially and technically:
- Commercial
    - Trucking is a massive $700+ billion market opportunity in the U.S. alone and fleet owners have key pain points which Aurora's technology can help solve, including difficulty attracting and retaining drivers, ability to offer fast and efficient transport, and fuel efficiency
    - The design and road construction of highways is more standardized and defined across the United States interstate highway system than are local roads, and a very significant amount of freight volume is concentrated on major highway corridors. Aurora believes these factors will enable rapid and broad scaling
- Technical
    - The U.S. interstate highway system is a more structured environment than urban streets given limited access to pedestrians, bicyclists, and crossing intersections
    - Moving goods avoids the complexity of solving for passenger ride comfort, as the system can be optimized to drive cautiously and, for instance, pull over on the highway shoulder safely if the system encounters something that it has not learned to handle autonomously

Development, launch, and scale of the Aurora Driver is expected to happen in five phases

	Phase I Lay the Foundation (2017-2020)	Phase II Develop & Refine (2021-2022)	Phase III Validate (Truck: 2022-2023) (Rides: 2023-2024)	Phase IV Launch (Truck: 2023-2024) (Rides: 2024-2025)	Phase V Expand (Truck: 2024+) (Rides: 2025+)
Product	Minimally viable product defined & go-to-market strategy outlined	Commercial pilots expanded; customer support infrastructure developed	Trucking and rides products (Driver + Vehicle + Operational infrastructure) validated	Driverless truck product launched on initial lane(s); rides product launched in initial geo(s)	Truck lane coverage, trailer types & use cases expands Rides product launches & trip coverage grows
Driver	Functional architecture designed; HW/SW foundational driving capability developed	Design-representative HW complete Software performance refined	HW & SW validated for initial operational domain	Additional vehicles, lanes, and markets begin development	Post-MVP SW capabilities added to incrementally unlock new lanes & trips
Vehicle	Platform partners & requirements developed	Driverless-capable truck and passcar platforms designed	Release candidate truck & passcar platforms validated	Start of scale vehicle production	Driver HW, truck platform & passcar platforms optimized for cost/scale
Operations	Development process established; commercial process prototyped/tested in first customer pilot	Development & commercial operations integrated Commercial infrastructure & ops established	End-to-end commercial pilots ramped; operational support infrastructure refined	Commercial engagements grown Operational presence & processes hardened Third parties trained	Select operational support workstreams transitioned to third-party partners

Aurora's trucking product is expected to expand across the continental US over 8 years



Illustrative lane expansion given commercial, technical, and regulatory considerations
2023
2024
2025
2026
2027
2028
2029
2030

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Aurora Will Benefit From Strong Network Effects as it Scales

- System improves over time creating a faster feedback loop as the platform scales
- More vehicles powered by the Aurora Driver on the road will create more real-time updates to the Aurora Atlas
- Partnership flywheel that will develop with and around Aurora as the business scales and its leadership position heightens. We believe more and more companies will want a bite of the apple
- **Because of the driver shortage, high fragmentation, and low margins fleets are going to be highly incentivized to take-up the first safe and scalable solution. This differentiation compounds over time**
- **We believe these virtuous cycles will create only a handful of winners and winner take most dynamics in the self-driving market**

Business model and competitive advantage that improve with scale


Increased scale
More data, deeper Insights
Improved perception and forecasting model results
More expansive and better updated maps
Enhanced embeddedness with partners and improved service from partners
Aurora

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5. Market Massive market with significant growth potential and favorable tailwinds 455. Market Massive market with significant growth potential and favorable tailwinds 45

Aurora Expects to Address the Entirety of an Enormous Transportation Market, Starting in the U.S



$700bn
Trucking market (U.S.)[1]

$4tn
Trucking Market (Global)[4]



$35bn
Ride-hailing market (U.S.)[2]

$1tn / $5tn
Personal mobility TAM (U.S. / Global)[5]



$100bn
Local goods delivery market (U.S.)[3]

$400bn
Local goods delivery market (Global)[6]

(1)) FHWA, Table VM-1, 2019
(2) FHWA, Table HM-71, 2019; FHWA, Table VM-1, 2019
(3) Pitney Bowes, Parcel Shipping Index Report, 2020; analysis of public filings from e-delivery companies; Global derived from US share of global GDP.(4) Armstrong & Associates, Global Third Party Logistics, 2019
(5) RAND, The Future of Driving in Developing Countries; Autocosts.info World Statistics; AAA, Your Driving Costs; IRS; Bureau of Transportation Statistics, Household Spending Survey, 2019
(6) Derived from US share of global GDP

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Aurora Driver Offers Strong Value Proposition in All Three Verticals

	Trucking	Passenger Mobility	Local Goods Delivery
U.S. Market Revenue Today	$700bn[(1)]	$35bn ride-hail[(2)]	$100bn[(3)]
Value Proposition for Self-Driving	Increased vehicle operating hours, driver access, network uptime/efficiency, and safety	Increased vehicle operating hours, driver access, network uptime/efficiency, and safety	Increased driver access and safety
Technical Considerations	Infeasible without long-range, multi-modal perception Little need for ride comfort Heavy technology reuse on consistent, high-volume routes	Drafts on truck technology Emphasizes ride comfort and human interaction Leads trucking in road complexity	Benefits from trucking and passenger development
Selected Partners	PACCAR, VOLVO	Uber, TOYOTA	

*Select partners referenced

(1)) FHWA, Table VM-1, 2019
(2) FHWA, Table HM-71, 2019; FHWA, Table VM-1, 2019
(3) Pitney Bowes, Parcel Shipping Index Report, 2020; analysis of public filings from e-delivery companies; Global derived from US share of global GDP
(4) Armstrong & Associates, Global Third Party Logistics, 2019

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The Aurora Driver can Create Immense Value for Trucking Partners

- Current truck drive shortage is a significant and growing problem with an expected 160K driver shortage by 2028[2]
    - Aurora Driver will allow carriers and shipper to grow their businesses and fill existing needs rather than replace human drivers for a number of years
- Given Aurora's asset light model, we believe partners will embed themselves around Aurora to take advantage of the value creation Aurora is creating



Inventory Carrying costs, and Network Inefficiencies
Driver
Insurance
Other
Fuel
Vehicle + Maintenance

Trucking Cost of Operation

Speed up service and supply chains

- The Aurora Driver can operate **24 hour / day** vs a traditional 11 hour day for a truck driver
- Moving a lead Los Angeles to Houston drops from **2+ days to a single day**
- Can reach **entire U.S. within a day** only **2-3** distribution centers[1]

Alleviate Driver Shortage

- **60,000+ driver shortage in 2020** set to rise to 160,000 by 2028[2]
- **Aging workforce** as fewer enter a difficult job, with 54% of truckers above 45 years old in 2020, compared with 31% in 1994[3]
- **92% turnover** for large truckload for-hire carriers[4]

Increase Safety

- **Half a million U.S. large truck crashes** are reported each year[5]
- Truck drivers had the **most fatalities of any occupation group in 2018**[6]
- Human factors like recklessness, fatigue and distraction are attributed to **94% of crashes**[7]

Improve Energy Efficiency

- >10% fuel and emissions reduction potential through eco-driving, off-peak deployment, and capping peak speeds[8]

Optimize Vehicle Utilization and Design

- Maximum, near **24-hour** utilization potential without hours-of-service limitations
- **Optimized truck configuration** does not require heavy, expensive fixtures/design for a comfortable truck cabin

(1) Deloitte, "Autonomous trucks lead the way"; https://www2.deloitte.com/us/en/insights/focus/future-of-mobility/autonomous-trucks-lead-the-way.html
(2) Bureau of Labor statistics 2020 Employed persons by detailed industry and age; Analysis of truck driver age Demographics Across Two Decades (2014) White Paper
(3) ATA truck driver shortage analysis 2019
(4) Turnover Rate at large Truckload Carriers Rises in Third Quarter ATA
(5) Large truck and Bus crash Facts 2018
(6) CDLIFE, "Driving a truck is the deadliest job in the U.S."; https://cdllife.com/2019/driving-a-truck-is-the-deadliest-job-in-the-u-s-feds say/
(7) MHTSA 2015 Critical reasons for crashes investigated in the national motor vehicle crash causation survey
(8) ICCT Automation in the long hauly challenges and opportunities paper

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Self-Driving Take-Up Should Benefit From Trucking Market Structure

- **The Aurora Driver will be a safer, cheaper, more productive replacement**
    - This will put immense pressure for autonomous take-up by fleet operators given the thin margins and high competition in the trucking industry
    - McKinsey estimates autonomous trucks could impact trucking total cost of ownership by 45%[1]
- Further, self-driving trucks will likely cause meaningful consolidation in the currently highly fragmented truck owner operator market
    - **Self-driving trucks can run longer, make faster trips, and eliminate the need for rest periods**. Those benefits will save costs, as described. But they will also impose a new need for an infrastructure to troubleshoot and attend to some of the problems that drivers currently handle. Companies will need a network of garages and shops to maintain vehicles and perform simple roadside maintenance. The largest companies are in a better position to build such networks
    - **Second, self-driving trucks are better able to take advantage of optimized routing software, which can identify backhaul opportunities and create preferential platoons**. Autonomous technology uses constant connectivity to receive and transmit updates, creating a very high volume of data. Individual owner-operators are not as well equipped as large fleets to maintain, route, or manage this torrent of data
- **The compounding nature of self-driving technology, network effects of developing partner ecosystem, and gaining trust with key carriers who are benefitting from consolidation will lead to winner take most dynamics**

Labor is the largest cost component of trucking



As a 5% net profit business, trucking operators see a meaningful uplift to their bottom line when when replacing a human driver with something only 10% cheaper or even 10% more productive
Current
Illustrative
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Net Profit, 5.0%
Driver, 35.2%
Net Profit, 8.5%
Driver, 31.6%
Added Production, 10.0%
Net Profit, 5.0%
Driver, 35.2%
Human Driver
10% Cheaper Driver
10% More Productive
Other
Facilities
Insurance
Maintenance
Vehicle
Fuel
Driver
Net Profit
Added Production

Trucking is a highly fragmented market with 1.2 million[2] owner operators of trucks. The advent of autonomous trucking technology may drive consolidation given the pricing advantage, increased productivity, and lower labor costs over time. That means huge economic pressure for autonomous take-up.

Source: Aurora and Reinvent analysis
(1) McKinsey, "Distraction or disruption? Autonomous trucks gain ground in US logistics"; https://www.mckinsey.com/industries/travel-logistics-and-infrastructure/our-insights/distraction-or-disruption-autonomous-trucks-gain-ground-in-us-logistics
(2) https://www.truckinfo.net/trucking/stats.htm

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The Existing Regulatory Environment is Favorable The U.S. Is Open for Business with Self Driving • All states today permit some mix of testing and deployment of self driving technology • Aurora's Government Relations team engages with government officials at all levels to position Aurora as a leader on innovation and safety in the transportation ecosystem, from NHTSA and FMCSA to state legislators and highway patrol officers • Aurora is a leader in capitols across the U.S., directly providing insight and input on legislation and regulations and indirectly through leadership positions in key trade associations Deployment permitted LA and AL permit autonomous commercial vehicle operation, but have no existing regulations regarding autonomous light vehicle operations Testing permitted CA prohibits autonomous trucking testing and deployment, but permits the testing and deployment of autonomous light vehicles Autonomous trucking prohibited Operation prohibited Source: Venable, Aurora Analysis 50The Existing Regulatory Environment is Favorable The U.S. Is Open for Business with Self Driving • All states today permit some mix of testing and deployment of self driving technology • Aurora's Government Relations team engages with government officials at all levels to position Aurora as a leader on innovation and safety in the transportation ecosystem, from NHTSA and FMCSA to state legislators and highway patrol officers • Aurora is a leader in capitols across the U.S., directly providing insight and input on legislation and regulations and indirectly through leadership positions in key trade associations Deployment permitted LA and AL permit autonomous commercial vehicle operation, but have no existing regulations regarding autonomous light vehicle operations Testing permitted CA prohibits autonomous trucking testing and deployment, but permits the testing and deployment of autonomous light vehicles Autonomous trucking prohibited Operation prohibited Source: Venable, Aurora Analysis 50

Market Tailwinds and Virtuous Benefits of Self-Driving will Continue to Expand the Massive Transportation Market


$835B U.S. trucking, passenger mobility, and local delivery markets(1)
eCommerce
Supply chain
EVs
Population growth
Ride hailing / asset sharing
Increasing consumption
Road safety
Consumer acceptance
Urbanization
Continued technology improvements
Traffic
Investment

(1)) FHWA, Table VM-1, 2019; FHWA, Table HM-71, 2019; Pitney Bowes, Parcel Shipping Index Report, 2020; analysis of public filings from e-delivery companies; Global derived from US share of global GDP

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We Believe the Aurora Driver is Key to a Significant Expansion in the Ride-Hailing Market

The price elasticity of the ride-hailing market creates a compelling opportunity for the Aurora Driver to significantly expand the market.

Safety	✓	
Cost	✓	Step change reduction in shared mobility cost
Service levels	✓	Personalized customer experience
Supply access	✓	Driver supply constraints in key markets
Energy efficiency	✓	Accelerates electrification



Consumer considerations
Driver vehicle ownership costs
Direct costs & parking
Direct, parking, & value of time
100%
80%
60%
40%
20%
0
Addressable US Urban Vehicle Miles Traveled (VMT)
← Current avg. ride-hail price (<1% ride hail penetration)
$3.00
$2.00
$1.00
Price per mile

Reinvent Sources: Aurora internal analysis derived from AAA, Your Driving Costs; US Department of Transportation, National Household Travel Survey

52

6. Positioning Prime positioning in self-driving race 536. Positioning Prime positioning in self-driving race 53

Aurora’s next-generation approach defines self-driving 2.0 The Aurora Advantage • Aurora is focused on building a safe, scalable self-driving system rather than putting out demo-ware or collecting stats that won’t translate to a commercial product • Led by a management team with deep technical and industry experience • Architecting first-rate technology, a highly-scalable solution, and optimal path to commercialization to deliver self-driving • Strong, strategic partnerships accelerate commercialization • Aligned commitment and focus support the launch and scale of trucking and ridesharing products • A differentiated go-to-market strategy that enables rapid and efficient entry to multiple verticals • Building a strong, scalable product and revenue base that starts with trucking and follows with entry into ride-hailing • Driver as a Service model creates attractive unit economics • Asset-light nature leads to significant operating leverage and best-in-class margins 54Aurora’s next-generation approach defines self-driving 2.0 The Aurora Advantage • Aurora is focused on building a safe, scalable self-driving system rather than putting out demo-ware or collecting stats that won’t translate to a commercial product • Led by a management team with deep technical and industry experience • Architecting first-rate technology, a highly-scalable solution, and optimal path to commercialization to deliver self-driving • Strong, strategic partnerships accelerate commercialization • Aligned commitment and focus support the launch and scale of trucking and ridesharing products • A differentiated go-to-market strategy that enables rapid and efficient entry to multiple verticals • Building a strong, scalable product and revenue base that starts with trucking and follows with entry into ride-hailing • Driver as a Service model creates attractive unit economics • Asset-light nature leads to significant operating leverage and best-in-class margins 54

Our View of the Competitive Landscape Team, technology, GTM strategy, and partnerships to deliver a safe, scalable Teams are at scale but not solution prioritizing trucking or partnerships Starting with trucking but teams are not at scale GTM & Partnerships Source: Company websites, public filings, Reinvent analysis 55 Team & Technology

7. Financial Profile Strong unit economics and attractive financial profile 567. Financial Profile Strong unit economics and attractive financial profile 56

Aurora Intends to Fund its Development Operations Primarily with Proceeds From the Transaction

Aurora benefits from an attractive, high margin financial model and gigantic market where small penetration assumptions could lead to a massive business

Aurora Intends to Fund its Development Operations Primarily with Proceeds From the Transaction

- Aurora expects to have ~$2.5B cash at closing that they expect to fund product development and deployment of the Aurora driver through launch[1]
- Aurora expects to continue to generate partner development revenue and pre-commercialization revenue (with vehicle operators) before widespread launch
- Aurora anticipates beginning to generate revenue from trucks without vehicle operators in late 2023, with a small fleet of 20 trucks owned and operated by Aurora

Aurora's Commercial Model and Development Roadmap Anticipates 2027 Breakeven

- Operating leverage working in partnership with existing networks allows rapid post-launch scaling
- Driver-as-a-Service model enables attractive gross margins
- Massive growth potential in market penetration in both trucking & passenger mobility markets post-2027

Fiscal Year End December 31

($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E
U.S. trucking VMT (bn miles)	nm	nm	183	186	189	191	194
Aurora trucking VMT (mm miles)	nm	nm	1	20	134	952	3,264
Trucking market penetration %[2]	nm	nm	0.0%	0.0%	0.1%	0.9%	2.5%
Total trucking revenue	--	--	$2	$30	$113	$580	$1,875
U.S. ride-hailing VMT (bn miles)	nm	nm	nm	1,972	1,985	1,998	2,012
Aurora ride-hailing VMT (mm miles)	nm	nm	nm	1	9	63	249
Ride hail market penetration %[3]	nm	nm	nm	0.0%	0.0%	0.0%	0.0%
Total ride-hailing revenue	--	--	--	$1	$10	$42	$137
Commercial revenue	--	--	$2	31	123	622	2,012
Other revenue[4]	$100	$51	2	--	--	--	--
Total revenue	100	51	4	31	123	622	2,012
% Growth	nm	nm	nm	730%	301%	407%	224%
Gross profit	100	50	($0)	$2	$28	$349	$1,348
Gross profit margin (%)	nm	nm	(2%)	8%	23%	56%	67%
Adjusted EBITDA	($515)	($611)	($735)	($787)	($808)	($555)	$192
Adjusted EBITDA margin (%)	nm	nm	nm	nm	nm	nm	10%
Free Cash Flow	($553)	($651)	($784)	($863)	($834)	($584)	$150

(1) Cash proceeds to Aurora includes PIPE proceeds and RTPY cash held in trust less estimated transaction costs assuming no redemptions by existing RTPY shareholders
(2) Denotes End of Year Run Rate
(3) Rides market penetration % does not exceed 0.1% in projection
(4) Other revenue includes partner development fees & pre-commercialization (manned) fleet operations

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57

TAM Drives Large Long-Term Outcome Potential

- **Massive U.S. trucking and ride hailing markets enable significant revenue even at small % penetration**
- Driver-as-a-Service model creates attractive unit economics, and Aurora expects the asset-light nature of their business model to lead to significant operating leverage and best-in-class long-term margins:
  - ~80% truck gross margin
  - ~75% rides gross margin
  - ~60% EBITDA margin

2030E Trucking revenues ($bn)



Aurora market penetration[1]

Revenue per mile	7.5%	10.0%	12.5%
$0.45	$6.9	$9.1	$11.4
$0.55	$8.4	$11.2	$14.0
$0.65	$9.9	$13.2	$16.5

2030E Rides revenues ($bn)



Aurora market penetration[2]

Revenue per mile	0.25%	0.5%	0.75%
$0.30	$1.5	$3.1	$4.6
$0.40	$2.1	$4.1	$6.2
$0.50	$2.6	$5.1	$7.7

(1) Projection based on 203bn VMT for 2030. FHWA Combination Truck (tractor trailer), 1.5% annual growth
(2) Projection based on 2,053bn VMT for 2030. FHWA U.S. urbanized area light duty, 0.7% annual growth

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8. Transaction Structure Attractive fundamental & relative valuation and long-term oriented transaction structure 598. Transaction Structure Attractive fundamental & relative valuation and long-term oriented transaction structure 59

Transaction Overview

Transaction is structured with a long-term orientation

- Transaction Structure
  - Aurora and Reinvent are partnering to transform the future of transportation
  - Founder shares are structured to create long-term alignment
- Valuation
  - Transaction implies a fully diluted pro forma enterprise value of $10.6B; 5.3x 2027E Revenue
  - Existing Aurora shareholders to retain 87% of the pro forma equity (assuming no redemptions by RTPY shareholders)
- Capital Structure
  - The transaction will be targeting ~$1.9B of net proceeds through a combination of RTPY cash in trust and proceeds from the PIPE transaction
  - Cash at closing is expected to be ~$2.5B, including Aurora cash on balance sheet, which is anticipated to be used to fund development and commercialization

$mm, except per share data

Sources	$
Rollover Equity	$11,000
PIPE Proceeds[1]	1,000
RTPY Cash Held in Trust	978
Total Sources	**$12,978**

Uses	$
Rollover Equity	$11,000
Cash Proceeds to Aurora[2]	1,878
Estimated Transaction Costs	100
Total Uses	**$12,978**

Pro-forma Valuation	$
Share Price	$10.00
Pro-forma Shares Outstanding)[3]	1,304
Equity Value	**$13,039**
Net Cash[4]	$2,478
Aggregate Value	**$10,562**

Illustrative Pro-forma Ownership[6]



PIPE Holders(5)
3%
Sponsor and Sponsor Related PIPE Holders(5)
2%
SPAC Public Holders(5)
7%
Existing Aurora Shareholders
87%

(1) PIPE proceeds will be at least $1bn. A Reinvent special purpose vehicle, which Reid Hoffman, Mark Pincus, and Michael Thompson will participate in, will contribute $75mm towards the PIPE
(2) Cash proceeds to Aurora includes PIPE proceeds and RTPY cash held in trust less estimated transaction costs assuming no redemptions by existing RTPY shareholders
(3) Pro-forma shares outstanding based on a $10.00 per share price and includes 25% of 24.3mm Reinvent shares vested at closing. Additionally, pro forma shares excludes potential dilution from out-of-the-money warrants and further assumes no redemptions by RTPY existing public shareholders
(4) Includes estimated $600mm of Aurora pro forma cash and cash equivalents unaudited as of estimated closing of September 30, 2021 and $1,878mm of net proceeds to be added to Aurora's balance sheet. Assumes no redemptions by existing RTPY shareholders
(5) "PIPE Holders" excludes the Reinvent Sponsor Related PIPE holder's investment in the PIPE and also excludes existing Aurora shareholders' investment in the PIPE. "SPAC Public Holders" excludes Reinvent Sponsor's founders shares and Reinvent Sponsor's investment in the PIPE. "Existing Aurora Shareholders" includes existing Aurora shareholders' investment in the PIPE
(6) Assumes no redemptions by RTPY shareholders
Note: The combined company will have a dual class stock structure. The combined company Class A common stock will have the same economic terms as the combined company Class B common stock, but the Class A common stock will carry one vote per share while the Class B common stock will carry ten votes per share. Following the transaction, the combined company Class B common stock will be held by the founders of Aurora and certain of the existing Aurora shareholders. Following the transaction, holders of Class B common Stock will own approximately 85% of the voting power of the combined company

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60

De-SPAC Structure Aligns Interest for the Long-Term

One Board Seat

- Designated by Reinvent

Price-Based Vesting

- 75% of Reinvent founder shares subject to price-based vesting
- Triggers of $15.00, $17.50, and $20.00 per share on Reinvent founder shares

Lock-Up Arrangements

- Up to a 4-year lock-up on Reinvent founder shares in addition to price-based vesting
- Aurora directors, executive officers and founders, and certain material existing investors subject to 4-year lock-up arrangements substantially similar to the Reinvent founder shares
- All other Aurora shareholders subject to a 6-month lock-up

At Least $1 billion PIPE Investment[1]

- A Reinvent special purpose vehicle formed solely to invest in the PIPE, which Reid Hoffman, Mark Pincus, and Michael Thompson will participate in, will contribute $75mm towards the PIPE

Strong alignment for Aurora & Reinvent to drive significant long-term value for shareholders

Reinvent

(1) Subject to potential upsize

61

Analogous Autonomous Precedents Validate Valuation Upside Valuation Across Last 5 Rounds Latest Valuation $31 $30 $19 $15 $12 $1 2016 2018 2018 2019 2021 2020 Lead Investor Employee 35 ~350 ~350+ 1,500 1,650+ Count Source: PitchBook 62 ($bn) ($bn)

Operational Benchmarking


At Scale Peers
2021E-2023E Revenue CAGR
Long-Term Bets
Outer Years Revenue CAGR(1)
Revenue Growth
305%
Aurora
2025-2027E Revenue CAGR
Median 34%
61%
33%
32%
31%
11%
24%
snowflake
DATADOG
shopify
twilio
NVIDIA
TESLA
807%
353%
158%
51%
QuantumScape
tusimple
LUMINAR
LUCID
2021E Gross Margin
Outer Years Gross Margin(2)
Gross Margin
67%
Aurora
2027E Gross Margin
Median 62%
77%
69%
54%
54%
67%
24%
DATADOG
snowflake
twilio
shopify
NVIDIA
TESLA
62%
34%
31%
23%
LUMINAR
tusimple
QuantumScape
LUCID
Gross Profit Growth(3)
589%
36%
62%
32%
31%
15%
28%
173%
364%
891%
58%
Aurora
High Growth Usage-Based Software
Disruptive Hardware
Disruptive AutoTech

Source: Wall Street Research, Bloomberg, IBES Estimates, Public company Filings and Public Prospectuses; Market data as of 22-Sep-2021
(1) Showing 2025-2027E Revenue CAGR for QuantumScape, 2023-2025E Revenue CAGR for TuSimple and Luminar, and 2024-2026E Revenue CAGR for Lucid
(2) Showing 2025E Gross Margin for Luminar and TuSimple, 2026E Gross Margin for Lucid, 2027E Gross Margin for QuantumScape
(3) Showing 2025-2027E Gross Profit CAGR for Aurora, 2021-203E Gross Profit CAGR for "At Scale Peers," 2023-2025E Gross Profit CAGR for Luminar, 2025-2027E Gross Profit CAGR for QuantumScape, 2024-2026E Gross Profit CAGR for Lucid, and 2024-2025E Gross Profit Growth for TuSimple
Note: Aurora metrics represent management projections

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Valuation Benchmarking



At Scale Peers
EV / 2022E Revenue
Long-Term Bets
EV / Outer Years Revenue(2)
EV / Revenue
5.3x
Aurora(1)
62.6x
38.1x
Median: 33.9x
29.7x
17.0x
19.8x
13.1x
snowflake
DATADOG
shopify
twilio
NVIDIA
TESLA
7.2x
3.5x
3.0x
2.1x
LUMINAR
QuantumScape
tu simple
LUCID
EV / 2022E Gross Profit
EV / Outer Years Gross Profit(3)
EV / Gross Profit
7.8x
Aurora(1)
90.0x
55.7x
Median: 52.5x
49.3x
30.9x
29.6x
53.6x
snowflake
shopify
DATADOG
twilio
NVIDIA
TESLA
11.5x
11.2x
9.2x
8.7x
LUMINAR
QuantumScape
LUCID
tu simple
Aurora
High Growth Usage-Based Software
Disruptive Hardware
Disruptive AutoTech

Source: Wall Street Research, Bloomberg, IBES Estimates, Public company Filings; Market data as of 22-Sep-2021
(1) Implied multiples based on Aurora fully distributed EV of $10.6bn
(2) Showing 2025E Revenue multiple for Luminar and TuSimple, 2026E Revenue multiple for Lucid, and 2027E Revenue multiple for QuantumScape
(3) Showing 2025E Gross Profit multiple for Luminar and TuSimple, 2026E Gross Profit multiple for Lucid, and 2027E Gross Profit multiple for QuantumScape
Note: Aurora metrics represent management projections

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